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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                ORTEL CORPORATION
            --------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                    68749W102
                             -----------------------
                                 (CUSIP Number)

                                Pamela F. Craven
                       Vice President -- Law and Secretary
                            Lucent Technologies Inc.
                               600 Mountain Avenue
                              Murray Hill, NJ 07974
                                 (908) 582-8500
   --------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 7, 2000
                               -------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
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CUSIP No.    68749W102                         13D                     Page 2 of 9 Pages
         -----------------

------- -----------------------------------------------------------------------------------
1       Name of Reporting Person
        Lucent Technologies Inc.

        I.R.S. Identification Number of Above Person
        22-3408857
------- -----------------------------------------------------------------------------------
2       Check The Appropriate Box if a Member of a Group                       (a)   [ ]
                                                                               (b)   [X]
                                                                               (c)   [ ]
------- -----------------------------------------------------------------------------------
3       SEC Use Only

------- -----------------------------------------------------------------------------------
4       Source of Funds

        OO
------- -----------------------------------------------------------------------------------
5       Check Box if Disclosure of Legal Proceeding SIS Required
        Pursuant to Item 2(D) Or 2(E)                                                [ ]
------- -----------------------------------------------------------------------------------
6       Citizenship or Place of Organization

        Delaware
------- -----------------------------------------------------------------------------------
                                          7         Sole Voting Power
Number of Shares
Beneficially                                        None
Owned By Each                      ---------------- ---------------------------------------
Reporting Person                          8         Shared Voting Power
With
                                                    2,349,964
                                   ---------------- ---------------------------------------
                                          9         Sole Dispositive Power

                                                    None
                                   ---------------- ---------------------------------------
                                         10         Shared Dispositive Power

                                                    None
------- -----------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting
        Person

        2,349,964
------- -----------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares        [ ]

------- -----------------------------------------------------------------------------------
13      Percent of Class Represented By Amount In Row (11)

        19.6%
------- -----------------------------------------------------------------------------------
14      Type of Reporting Person

        CO
------- -----------------------------------------------------------------------------------

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CUSIP No.    68749W102                                     Page 3 of 9 Pages
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ITEM 1.  SECURITY AND ISSUER.

            This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share ("Ortel Common Stock"), of Ortel Corporation, a Delaware corporation ("Ortel"). The address of the principal executive offices of Ortel is 2015 West Chestnut Street, Alhambra, CA, 91803.

ITEM 2.  IDENTITY AND BACKGROUND.

            Lucent Technologies Inc. ("Lucent") is a Delaware corporation with its principal office and business at 600 Mountain Avenue, Murray Hill, NJ 07974. Lucent designs, builds and delivers a wide range of private and public networks, communication systems and software, business telephone systems and microelectronic components.

            The attached Schedule I is a list of the directors and executive officers of Lucent which contains the following information with respect to each such person:

            (a)   name;

            (b)   business address;

            (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

            (d)   citizenship.

            During the last five years, neither Lucent nor, to the best of Lucent's knowledge, any person named in Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Pursuant to the Voting Agreement dated as of February 7, 2000 (the "Voting Agreement") between Lucent and Sumitomo Osaka Cement Co., Ltd. ("Sumitomo Osaka"), Lucent may be deemed to be the beneficial owner of 2,349,964 shares of Ortel Common Stock. See the response to Item 5. Sumitomo Osaka entered into the Voting Agreement to induce Lucent to enter into the Agreement and Plan of Merger dated as of February 7, 2000 (the "Merger Agreement"), among Lucent, Solara Acquisition Inc., a Delaware corporation and wholly owned subsidiary of Lucent ("Acquisition"), and Ortel.


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CUSIP No.    68749W102                                     Page 4 of 9 Pages
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            The descriptions of the Merger Agreement and the Voting Agreement
contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2.

ITEM 4.  PURPOSE OF TRANSACTION.

            The Voting Agreement was entered into as a condition to the willingness of Lucent to enter into the Merger Agreement and to increase the likelihood that the approval of Ortel's stockholders required in connection with the merger of Acquisition with and into Ortel (the "Merger") pursuant to the terms of the Merger Agreement will be obtained. In the Merger, Ortel will continue as the surviving corporation (the "Surviving Corporation") and as a wholly owned subsidiary of Lucent.

            In addition to providing for the Merger, the Merger Agreement restricts Ortel from, among other things, engaging in certain transactions, including extraordinary corporate transactions (other than the Merger), selling certain assets, changing its capitalization (including by purchasing any of its capital stock or by issuing any capital stock or other voting securities), amending its certificate of incorporation or by-laws, paying dividends, incurring indebtedness, making loans or advances to other persons, making certain acquisitions and making certain capital expenditures, and otherwise requires Ortel to operate in the ordinary course of business. The restrictions described in this paragraph are subject to certain exceptions.

            Pursuant to the Merger Agreement, in connection with the Merger, the directors of Acquisition, from and after the effective time of the Merger, will be the directors of the Surviving Corporation. Pursuant to the Merger Agreement, in connection with the Merger the certificate of incorporation of Ortel will be amended and restated in its entirety. Among other changes, Article IV thereof shall read as follows: "The total number of shares of stock which the corporation shall have authority to issue is one thousand (1,000), all of which are without par value. All such shares are of one class and are shares of Common Stock". Such certificate of incorporation, as amended and restated, of Ortel will be the certification of incorporation of the Surviving Corporation.

            In connection with the Merger, it is expected that Ortel Common Stock will be delisted from the NASDAQ National Market System and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

            The descriptions of the Merger Agreement and the Voting Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2.

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CUSIP No.    68749W102                                     Page 5 of 9 Pages
         -----------------
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            As of February 7, 2000, 2,349,964 shares of Ortel Common Stock were subject to the Voting Agreement. Such shares represented approximately 19.6% of Ortel Common Stock issued and outstanding as of February 7, 2000.

            Pursuant to the Voting Agreement, Sumitomo Osaka has agreed, among other things, (i) to vote its shares of Ortel Common Stock (a) in favor of the approval of the Merger Agreement, and the approval of the Merger and (b) with respect to all other proposals, the approval or disapproval of which are reasonably necessary to consummate the Merger, in such a manner as Acquisition and Lucent may direct, (ii) subject to certain exceptions, not to sell, assign, transfer, loan, tender, pledge or otherwise dispose of, or issue an option or call with respect to, any of such shares or impair its shares, and (iii) to grant irrevocable proxies and powers of attorney to the Vice President and/or Vice President and Secretary of Acquisition with respect to matters necessary to approve or disapprove the Merger, the Merger Agreement and any competing transaction. Accordingly, pursuant to the Voting Agreement, Lucent may be deemed to have acquired shared voting power with respect to the Ortel Common Stock subject to the Voting Agreement.

            The descriptions of the Merger Agreement and the Voting Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The information set forth under Items 3, 4 and 5 above are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 1: Agreement and Plan of Merger dated as of February 7, 2000, by and among Lucent, Acquisition and Ortel.

            Exhibit 2: Voting Agreement dated as of February 7, 2000 by and among Lucent, Acquisition and Sumitomo Osaka




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CUSIP No.    68749W102                                     Page 6 of 9 Pages
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(Signature)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2000

                                             LUCENT TECHNOLOGIES INC.



                                             By:  /s/ Pamela F. Craven
                                                ----------------------------
                                             Name:  Pamela F. Craven
                                             Title: Vice President -- Law
                                                    and Secretary

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CUSIP No.    68749W102                                     Page 7 of 9 Pages
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                                                                      SCHEDULE I

                       Name, business address and present
                      principal occupation or employment of
                     the directors and executive officers of
                            Lucent Technologies Inc.

            Unless otherwise indicated, the business address of each director and executive officer is 600 Mountain Avenue, Murray Hill, New Jersey 07974.

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Name, Business Address            Principal Occupation                                 Citizenship
--------------------------------  --------------------------------------------------   --------------------------
Paul A. Allaire                   Chairman of the Board of Xerox Corporation.          United States of America
   Xerox Corporation              Director, Sara Lee Corp.; SmithKline Beecham
   800 Long Ridge Road            p.l.c.; J.P. Morgan & Co., Inc.; priceline.com
   P.O. Box 1600                  Incorporated
   Stamford, CT  06904

John T. Dickson                   Executive Vice President and CEO,                    United States of America
                                  Microelectronics and Communications Technologies
                                  of Lucent

Carla A. Hills                    Chairman of the Board and Chief Executive            United States of America
   Hills & Company                Officer of Hills & Company.  Director, American
   1200 Nineteenth St., N.W.      International Group, Inc.; Chevron Corp; Time
   Washington, DC 20036           Warner Inc.

Richard A. McGinn                 Chairman of the Board and Chief Executive            United States of America
                                  Officer of Lucent. Director, Oracle
                                  Corporation; American Express Company

Arun N. Netravali                 President, Bell Laboratories of Lucent               United States of America

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CUSIP No.    68749W102                                     Page 8 of 9 Pages
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
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Name, Business Address            Principal Occupation                                 Citizenship
--------------------------------  --------------------------------------------------   --------------------------
Paul H. O'Neill                   Chairman of the Board of Alcoa Inc.; Chairman of     United States of America
   ALCOA                          the Rand Corporation.  Director, Eastman Kodak
   201 Isabella Street            Company; the National Association of Securities
   Pittsburgh, PA  15212-5858     Dealers, Inc.; the Gerald R. Ford Foundation;
                                  Manpower Demonstration Research Corporation

William T. O'Shea                 Executive Vice President and CEO,                    United States of America
                                  Enterprise Networks of Lucent


Donald K. Peterson                Executive Vice President and Chief Financial         United States of America
                                  Officer of Lucent

Richard J. Rawson                 Senior Vice President and General Counsel of         United States of America
                                  Lucent

Patricia F. Russo                 Executive Vice President and CEO, Service            United States of America
                                  Provider Networks of Lucent

Henry B. Schacht                  Director and Senior Advisor of E.M. Warburg,         United States of America
   E.M. Warburg, Pincus & Co.,    Pincus & Co., LLC. Director, The Chase
   LLC, 466 Lexington Avenue      Manhattan Corporation and The Chase Manhattan
   New York, NY  10017            Bank, N.A.; Alcoa Inc.; Cummins Engine Company,
                                  Inc.; Johnson & Johnson; Knoll, Inc.; The New
                                  York Times Company

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CUSIP No.    68749W102                                     Page 9 of 9 Pages
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
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Name, Business Address            Principal Occupation                                 Citizenship
--------------------------------  --------------------------------------------------   --------------------------
Franklin A. Thomas                Consultant to the TFF Study Group.  Director,        United States of America
   TFF Study Group                Alcoa Inc.; Citigroup N.A.; Cummins Engine
   Fuller Building                Company, Inc.; Pepsico, Inc.; Conoco, Inc.
   595 Madison Avenue
   New York, NY  10022

Ben J. M. Verwaayen               Vice Chairman of Lucent                              The Netherlands

John A. Young                     Vice Chairman of Novell, Inc.; Vice Chairman of      United States of America
   Hewlett-Packard Co.            Smithkline Beecham p.l.c.;Director, Wells
   3200 Hillview Avenue           Fargo Bank, Wells Fargo & Co.,; Chevron Corp.;
   Palo Alto, CA  94304           Affymetrix, Inc.; Novell, Inc.
